United States securities and exchange commission logo





                           April 6, 2023

       Andrew Simpson
       President and Chief Executive Officer
       Heart Test Laboratories, Inc.
       550 Reserve St, Suite 360
       Southlake, Texas 76092

                                                        Re: Heart Test
Laboratories, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 29,
2023
                                                            File No. 333-270956

       Dear Andrew Simpson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Noah Speck, Esq.